Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter and Fiscal Year 2017

Unaudited Consolidated Financial Results

Beijing, China, March 19, 2018 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with strong global vision, today announced its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights

•	Total revenues increased by 8.9% year over year and 16.2% quarter over quarter to RMB1,387.8 million (US$213.3 million), exceeding the Company’s previous guidance range of RMB1,250 million to RMB 1,310 million. Stronger-than-expected growth was driven by the Company’s record-high mobile revenues in the fourth quarter of 2017, which increased by 17.8% year over year and 15.9% quarter over quarter.

•	Gross profit increased by 14.3% year over year and 16.5% quarter over quarter to RMB926.4 million (US$142.4 million). Gross margin was 66.8% in the fourth quarter of 2017, compared to 63.6% in the same period last year and 66.5% in the third quarter of 2017.

•	Operating profit increased to RMB222.0 million (US$34.1 million) from RMB62.2 million in the same period last year and RMB132.3 million in the third quarter of 2017. Operating margin expanded to 16.0% from 4.9% in the same period last year and 11.1% in the third quarter of 2017.

•	Operating profit for utility products and related services increased by 3.0% year over year and 25.5% quarter over quarter to RMB327.0 million (US$50.3 million) in the fourth quarter of 2017. Operating margin for utility products and related services expanded to 33.8% in the fourth quarter of 2017 from 31.5% in the same period last year and 31.6% in the third quarter of 2017.

•	Net income attributable to Cheetah Mobile shareholders increased to RMB1,047.1 million (US$160.9 million) from RMB58.8 million in the same period last year and RMB139.7 million in the third quarter of 2017.

•	Diluted income per ADS increased to RMB7.27 (US$1.12) in the fourth quarter of 2017 from RMB0.41 in the same period last year and RMB0.95 in the third quarter of 2017.

•	The Company generated RMB267.5 million (US$41.1 million) of net cash from operating activities and RMB258.9 million (US$39.8 million) of free cash flow[1] in the fourth quarter of 2017.

Fourth Quarter 2017 Operating Metric

•	The average number of global mobile monthly active users (“Mobile MAUs”) was 552 million in the fourth quarter of 2017. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 75.4% of the total number of Mobile MAUs in the fourth quarter of 2017.

Fiscal Year 2017 Financial Highlights

•	Total revenues increased by 9.0% year over year to RMB4,974.8 million (US$764.6 million).

•	Gross profit increased by 5.8% year over year to RMB3,194.7 million (US$491.0 million).

•	Operating profit increased to RMB446.9 million (US$68.7 million) from an operating loss of RMB12.4 million in 2016.

•	Operating profit for utility products and related services increased by 16.1% year over year to RMB979.4 million (US$150.5 million) in 2017. Operating margin for utility products and related services expanded to 28.5% in 2017 from 21.8% in 2016.

•	Net income attributable to Cheetah Mobile shareholders increased to RMB1,348.2 million (US$207.2 million) from a net loss attributable to Cheetah Mobile shareholders of RMB80.5 million in 2016.

[1]	Free cash flow is defined as net cash generated by operating activities less capital expenditure

•	Diluted net income per ADS in 2017 was RMB9.37 (US$1.44) as compared to diluted loss per ADS of RMB0.58 in 2016.

•	Net cash generated by operating activities was RMB621.1 million (US$95.5 million).

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “We are delighted to report a strong set of results for the fourth quarter of 2017. Our utility products and related service continued to expand its profitability and generate cash flow. Revenues from our Live.me and mobile game business continued to grow, thanks to our efforts in product innovation, creative operations, and content enrichment. Cheetah Mobile is a user- and product-focused company, so it is encouraging that our products continue to achieve notable progress. In this quarter, Live.me remained the No.1 grossing social app in the U.S. on Google Play and one of the top 6 in the Apple App Store. CM Launcher and Cheetah Keyboard were among the top 10 personalized apps in the U.S. on Google Play. Recently, we became one of the top 10 game publishers in the U.S. on both Google Play and the Apple App Store. Going forward, we will continue to use artificial intelligence (“AI”) to enhance our products and services. We also believe that technologies such as blockchain will create opportunities for us to expand our product offerings.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “Driven by considerable growth in our mobile utility products and related services businesses in China and the overall growth of Live.me and mobile games, our total revenues exceeded the high end of our revenue guidance in the fourth quarter of 2017. Our operating profits continued to improve and achieved all-time highs in the quarter, driven by robust revenue growth and continued optimization of the cost and expense structure for utility products and related services. In the fourth quarter, we closed two significant disposals, News Republic and our interests in Musical.ly, which generated a gain of RMB1,089.0 million (US$167.4 million) in the fourth quarter of 2017 and greatly boosted our balance sheet. In addition, our core business continues to generate strong cash flow, which allows us to reallocate our resources to execute expansion plans in order to drive our long-term growth.”

Fourth Quarter 2017 Consolidated Financial Results

REVENUES

Total revenues increased by 8.9% year over year and 16.2% quarter over quarter to RMB1,387.8 million (US$213.3 million) in the fourth quarter of 2017.

•	Revenues from utility products and related services decreased by 4.2% year over year but increased by 17.3% quarter over quarter to RMB967.2 million (US$148.7 million) in the fourth quarter of 2017. The year-over-year decrease was primarily due to (i) a decline in revenues from mobile utility products and related services business in the overseas markets as certain ad formats, i.e., ads on mobile phone lock screens, have been discontinued by one of our overseas third-party advertising partners, and (ii) a decline in PC revenues. This decrease was largely offset by an increase in our mobile utility products and related services business in China. The quarter-over-quarter increase was primarily due to the strong growth of our mobile utility products and related services business in China and seasonality in advertising spending in both China and the overseas markets.

•	Revenues from the mobile entertainment business increased by 50.5% year over year and 10.2% quarter over quarter to RMB399.5 million (US$61.4 million). The year-over-year increase was primarily a result of the rapid growth in Live.me’s broadcasting revenues and the Company’s continued efforts to expand the mobile game portfolio by introducing several new mobile games in early 2017. The quarter-over-quarter growth was mainly attributable to Live.me’s increased revenues in the overseas market and mobile game revenues in China, where the Company’s mobile games continue to gain popularity.

By platform, revenues generated from the mobile business increased by 17.8% year over year and 15.9% quarter over quarter to RMB1,217.5 million (US$187.1 million), or 87.7% of our total revenues in the fourth quarter of 2017.

By region, revenues generated from the overseas markets increased by 1.4% year over year and 5.4% quarter over quarter to RMB843.8 million (US$129.7 million) in the fourth quarter of 2017. Revenues generated from the Chinese market increased by 23.0% year over year and 38.0% quarter over quarter to RMB544.0 million (US$83.6 million) in the fourth quarter of 2017. The growth of our revenues in the Chinese market was attributable to a ramp-up of mobile utility products and related services businesses in China and increased mobile game revenues in the Chinese market, where the Company’s mobile games continue to gain popularity. Revenues generated from the overseas markets constitutes 60.8% of our total revenues in the fourth quarter of 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 0.6% year over year but increased by 15.4% quarter over quarter to RMB461.4 million (US$70.9 million) in the fourth quarter of 2017. The quarter-over-quarter increase was a result of one-time higher channel costs associated with our mobile game business in China, and higher revenue sharing fees with online broadcasters associated with the Live.me business. Non-GAAP cost of revenues decreased by 0.2% year over year but increased by 15.7% quarter over quarter to RMB462.4 million (US$71.1 million) in the fourth quarter of 2017.

Gross profit increased by 14.3% year over year and 16.5% quarter-over-quarter to RMB926.4 million (US$142.4 million) in the fourth quarter of 2017. Non-GAAP gross profit increased by 14.1% year over year and 16.4% quarter to quarter to RMB925.4 million (US$142.2 million) in the fourth quarter of 2017.

OPERATING INCOME AND EXPENSES

Total operating expenses decreased by 5.9% year over year but increased by 6.3% quarter over quarter to RMB704.4 million (US$108.3 million) in the fourth quarter of 2017. Total non-GAAP operating expenses increased by 0.7% year over year and 9.2% quarter over quarter to RMB700.1 million (US$107.6 million) in the fourth quarter of 2017.

•	Research and development (R&D) expense decreased by 35.5% year over year and 13.0% quarter over quarter to RMB151.9 million (US$23.3 million) in the fourth quarter of 2017. The decreases were due to lower share-based compensation expenses and reduced R&D headcount resulting from the disposal of News Republic and the Company’s strategy to optimize the cost and expense structure for its utility products and related services business. Non-GAAP R&D expenses, which exclude share-based compensation expenses, decreased by 30.7% year over year and 14.2% quarter over quarter to RMB147.4 million (US$22.7 million) in the fourth quarter of 2017.

•	Selling and marketing expenses increased by 2.9% year over year and 2.7% quarter over quarter to RMB420.1 million (US$64.6 million) in the fourth quarter of 2017. The increases were mainly due to increased promotional activities for the Company’s mobile utility products in China and Cheez, a short video application operated by Live.me in the overseas markets. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 3.7% year over year and 3.0% quarter over quarter to RMB423.1 million (US$65.0 million) in the fourth quarter of 2017.

•	General and administrative expenses decreased by 9.3% year over year but increased by 29.7% quarter over quarter to RMB115.1 million (US$17.7 million) in the fourth quarter of 2017. The year-over-year decrease was primarily due to higher professional service fees and employee benefits, which was offset by lower share-based compensation expenses. The quarter-over-quarter increase primarily resulted from increased professional service fees and employee benefits. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 16.6% year over year and 63.9% quarter over quarter to RMB112.2 million (US$17.2 million) in the fourth quarter of 2017.

•	Impairment of goodwill and intangible assets were RMB38.7 million (US$5.9 million) in the fourth quarter of 2017 primarily due to a one-time non-cash write-down of intangible assets, which the Company considered other-than-temporary. Their carrying values exceed the expected undiscounted cash flows expected to result from the use of the assets and their eventual disposition.

Operating profit increased to RMB222.0 million (US$34.1 million) from RMB62.2 million in the same period last year and RMB132.3 million in the previous quarter. Non-GAAP operating profit increased by 93.7% year over year and 46.6% quarter over quarter to RMB225.4 million (US$34.6 million) in the fourth quarter of 2017.

The Company has reported its operating profit along the following segments since the second quarter of 2017:

•	Operating profit for utility products and related services increased by 3.0% year over year and 25.5% quarter over quarter to RMB327.0 million (US$50.3 million) in the fourth quarter of 2017 mainly due to the optimization of the cost and expense structure and the increase in revenue in the fourth quarter of 2017.

•	Operating loss for the mobile entertainment business was RMB61.8 million (US$9.5 million) in the fourth quarter of 2017, compared to operating losses of RMB201.1 million in the same period last year and RMB105.0 million in the third quarter of 2017. The reduced loss was mainly a result of increased revenues generated from the Company’s Live.me and mobile game businesses and reduced costs and expenses from the News Republic business, partially offset by the Company’s increased investments in Live.me and Cheez, the short video business operated by Live.me in overseas markets.

Share-based compensation expenses decreased by 93.8% year over year and 84.2% quarter over quarter to RMB3.4 million (US$0.5 million) in the fourth quarter of 2017. The decrease resulted from a combination of several factors. The Company employed an accelerated method to recognize share-based compensation expenses. A significant number of share-based awards that were granted by the Company during its IPO in 2014 approached the end of their vesting periods in 2017. Furthermore, fewer share-based awards were granted in 2017 than in previous years and more unvested awarded shares were forfeited in 2017.

IMPAIRMENT OF INVESTMENTS

Impairment of investments were RMB209.6 million (US$32.2 million) in the fourth quarter of 2017 primarily due to a one-time non-cash write-down of some investment assets, which the Company considered other-than-temporary, to its fair value. This write-down was the result of lower-than-expected performance and financial position of the investment assets.

OTHER INCOME, NET

Other income, net, was RMB1,089.0 million (US$167.4 million) in the fourth quarter of 2017, mainly resulting from the disposals of the Company’s interests in Musical.ly and the Company’s News Republic business.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased to RMB1,047.1 million (US$160.9 million) in the fourth quarter of 2017 from RMB58.8 million in the same period last year and RMB139.7 million in the third quarter of 2017. Non-GAAP net income attributable to Cheetah Mobile shareholders increased to RMB1,050.5 million (US$161.5 million) in the fourth quarter of 2017 from RMB113.0 million in the same period last year and RMB161.1 million in the third quarter of 2017.

NET INCOME PER ADS

Diluted income per ADS increased to RMB7.27 (US$1.12) in the fourth quarter of 2017 from RMB0.41 in the same period last year and RMB0.95 in the third quarter of 2017. Non-GAAP diluted income per ADS increased to RMB7.29 (US$1.12) in the fourth quarter of 2017 from RMB0.80 in the same period last year and RMB1.10 in the third quarter of 2017.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) increased by 61.3% year over year and 36.8% quarter over quarter to RMB255.8 million (US$39.3 million) in the fourth quarter of 2017.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of December 31, 2017, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,803.3 million (US$584.6 million).

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In the fourth quarter of 2017, the Company generated RMB267.5 million (US$41.1 million) of net cash from operating activities and RMB258.9 million (US$39.8 million) of free cash flow.

SHARES ISSUED AND OUTSTANDING

As of December 31, 2017, the Company had a total of 1,421,649,639 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Fiscal Year 2017 Results

REVENUES

Total revenues increased by 9.0% year over year to RMB4,974.8 million (US$764.6 million) in 2017, which was primarily driven by rapid growth in the Company’s Live.me and mobile game businesses.

•	Revenues from utility products and related services decreased by 11.1% year over year to RMB3,439.6 million (US$528.7 million) in 2017. The decrease was primarily due to a decline in PC revenues as internet traffic in China continued to migrate from PC to mobile devices.

•	Revenues from the mobile entertainment business increased by 115.9% year over year to RMB1,496.4 million (US$230.0 million). The increase was primarily due to the rapid growth in Live.me’s revenues and the Company’s enriched mobile game portfolio as a result of the introduction of several new mobile games in early 2017.

By platform, revenues generated from the mobile business increased by 22.2% year over year to RMB4,315.0 million (US$663.2 million), or 86.7% of our total revenues in 2017. The increase was a result of the rapid growth of the Company’s Live.me business in the overseas markets and the growth of the Company’s mobile game revenues, particularly in the overseas markets.

By region, revenues generated from overseas markets increased by 21.4% year over year to RMB3,335.5 million (US$512.7 million), or 67.0% of our total revenues, in 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 15.3% year over year to RMB1,780.1 million (US$273.6 million) in 2017, which primarily resulted from increased investment in the Company’s Live.me business. Non-GAAP cost of revenues increased by 15.4% year over year to RMB1,779.3 million (US$273.5 million) in 2017.

Gross profit increased by 5.8% year over year to RMB3,194.7 million (US$491.0 million) in 2017. Non-GAAP gross profit increased by 5.7% year over year to RMB3,195.4 million (US$491.1 million) in 2017.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 9.4% year over year to RMB2,747.8 million (US$422.3 million) in 2017. Total non-GAAP operating expenses decreased by 2.0% year over year to RMB2,675.2 million (US$411.2 million).

•	Research and development expenses decreased by 24.4% year over year to RMB684.9 million (US$105.3 million) in 2017, which primarily resulted from lower share-based compensation expenses and reduced R&D headcount for the Company’s News Republic business and mobile utility product operation. Non-GAAP research and development expenses, which exclude share-based compensation expenses, decreased by 12.3% year over year to RMB664.2 million (US$102.1 million).

•	Selling and marketing expenses remained relatively flat year over year at RMB1,656.5 million (US$254.6 million) in 2017, which was primarily due to increased product promotional activities for the Live.me business. This was partially offset by reduced spending on product promotional activities for utility applications in the overseas markets. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, remained relatively flat year over year at RMB1,656.5 million (US$254.6 million).

•	General and administrative expenses decreased by 27.5% year over year to RMB407.4 million (US$62.6 million) in 2017, which was a result of lower share-based compensation expenses and a decrease in allowance for doubtful accounts. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, decreased by 15.2% year over year to RMB355.6 million (US$54.7 million).

Operating profit was RMB446.9 million (US$68.7 million) in 2017 as compared to an operating loss of RMB12.4 million in 2016. Non-GAAP operating profit increased by 77.1% year over year to RMB520.2 million (US$80.0 million) in 2017.

The Company has reported its operating profit along the following segments since the second quarter of 2017:

•	Operating profit for utility products and related services increased by 16.1% year over year to RMB979.4 million (US$150.5 million) in 2017 mainly due to the optimization of the cost and expense structure of this segment.

•	Operating loss for the mobile entertainment business was RMB417.4 million (US$64.1 million) in 2017, compared to operating loss of RMB532.0 million in 2016. The reduced loss was mainly a result of the year-over-year increases in revenues generated from the Company’s Live.me and mobile game businesses and reduced costs and expenses from News Republic business, partially offset by the Company’s increased investments in Live.me and Cheez, the short video business operated by Live.me in the overseas markets.

Share-based compensation expenses decreased by 76.1% year over year to RMB73.3 million (US$11.3 million) in 2017. The decrease resulted from a combination of several factors. The Company employed an accelerated method to recognize share-based compensation expenses. A significant number of share-based awards that were granted by the Company during its IPO in 2014 approached the end of their vesting periods in 2017. Furthermore, fewer share-based awards were granted in 2017 than in previous years and more unvested awarded shares were forfeited in 2017.

NET INCOME/LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB1,348.2 million (US$207.2 million) in 2017 as compared to a net loss attributable to Cheetah Mobile shareholders of RMB80.5 million in 2016. Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 530.0% year over year to RMB1,421.5 million (US$218.5 million) in 2017.

NET INCOME/LOSS PER ADS

Diluted income per ADS in 2017 was RMB9.37 (US$1.44) as compared to diluted loss per ADS of RMB0.58 in 2016. Non-GAAP diluted income per ADS in 2017 was RMB9.88 (US$1.52) as compared to RMB1.59 in 2016.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) increased by 43.6% year over year to RMB656.5 million (US$100.9 million) in 2017.

Recent Developments

Senior Management Promotions

Cheetah Mobile’s board of directors has approved the promotions of Ms. Yuki Yandan He and Mr. Edward Mingyan Sun as Senior Vice Presidents in the fourth quarter of 2017.

Yuki joined Cheetah Mobile in 2010 and has been in charge of a number of the Company’s flagship products, including Duba Anti-virus, Clean Master, and Battery Doctor. In particular, Clean Master has been the Company’s most significant mobile product. Yuki has led the launch of Live.me, a popular living streaming application, in the overseas markets since April 2016. Live.me is Cheetah Mobile’s first subsidiary to raise funds from outside investors. As the chief executive officer of Live.me, Yuki led Live.me’s two rounds of financing in 2017 and raised an aggregate of US$110 million. Live.me has also been named one of Fast Company’s Most Innovative Companies in Video for 2017. Prior to Cheetah Mobile, Yuki was a product director at Tencent and Kingsoft and played a significant role in designing various products. Yuki received a bachelor’s degree in electronic science and technology from the University of Electronic Science and Technology of China.

Edward joined Cheetah Mobile in 2010 and has been in charge of various mobile utility products, including CM Launcher, Cheetah Keyboard, Cheetah Browser for both PC and mobile, and Duba Aiti-virus. Prior to Cheetah Mobile, Edward worked at Qihoo 360 and Trent Micro, serving in various management roles. Edward received a college degree and continued his post-graduate studies at the University of Science and Technology of China.

Update Regarding Bytedance-Related Deals

Cheetah Mobile completed the disposals of News Republic and Musical.ly to Bytedance in the fourth quarter of 2017. The two transactions resulted in a gain of RMB1,089.0 million (US$167.4 million) in the fourth quarter of 2017. In addition, Live.me Inc., which operates Live.me, a live video streaming application raised US$50 million from Bytedance in the fourth quarter of 2017. The new funding is presented as redeemable non-controlling interests on the Company’s balance sheet as of December 31, 2017.

Business Outlook

For the first quarter of 2018, the Company expects its total revenues to be between RMB1,100 million (US$169 million) and RMB1,140 million (US$175 million). This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Conference Call Information

The Company will hold a conference call on Monday, March 19, 2018 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 31, 2017, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with strong global vision. It has attracted hundreds of millions of monthly actively users through its mobile utilities products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on select mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•	Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable noncontrolling interests, divided by weighted average number of diluted ADSs.

•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•	Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	31-Dec-16 RMB	31-Dec-17 RMB	31-Dec-17 USD
ASSETS
Current assets:
Cash and cash equivalents	1,411,000	2,317,488	356,191
Restricted cash	167,751	90,149	13,856
Short-term investments	361,499	1,395,694	214,514
Accounts receivable	600,885	621,272	95,488
Prepayments and other current assets	571,306	918,243	141,131
Due from related parities	44,278	54,052	8,308
Deferred tax assets	15,527	—	—

Total current assets	3,172,246	5,396,898	829,488

Non-current assets:
Property and equipment, net	117,439	89,137	13,700
Intangible assets, net	227,251	70,225	10,793
Goodwill	943,922	634,157	97,468
Investment in equity investees	100,063	149,969	23,050
Other long term investments	877,094	1,002,721	154,115
Due from related parities	—	5,216	802
Deferred tax assets	74,809	57,642	8,859
Other non-current assets	28,310	42,966	6,604

Total non-current assets	2,368,888	2,052,033	315,391

Total assets	5,541,134	7,448,931	1,144,879

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	379,544	336,304	51,689
Accounts payable	194,882	164,537	25,289
Accrued expenses and other current liabilities	1,408,419	1,532,489	235,539
Due to related parties	71,167	81,810	12,574
Income tax payable	12,209	50,614	7,779

Total current liabilities	2,066,221	2,165,754	332,870

Non-current liabilities:
Bank loans	118,797	—	—
Deferred tax liabilities	112,438	73,393	11,280
Other non-current liabilities	42,500	54,574	8,388

Total non-current liabilities	273,735	127,967	19,668

Total liabilities	2,339,956	2,293,721	352,538

Mezzanine equity:
Redeemable noncontrolling interests	—	649,246	99,787

Shareholders’ equity:
Ordinary shares	230	229	35
Treasury stock	(178,991)	—	—
Additional paid-in capital	2,725,675	2,644,043	406,382
Retained earnings	237,293	1,564,883	240,518
Accumulated other comprehensive income	228,145	84,206	12,943

Total Cheetah Mobile shareholders’ equity	3,012,352	4,293,361	659,878
Noncontrolling interests	188,826	212,603	32,676

Total equity	3,201,178	4,505,964	692,554

Total liabilities, mezzanine equity and equity	5,541,134	7,448,931	1,144,879

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	31-Dec-16 RMB	30-Sep-17 RMB	31-Dec-17 RMB	31-Dec-17 USD
Revenues	1,274,672	1,194,687	1,387,806	213,302
Utility products and related services	1,009,206	824,764	967,232	148,661
Mobile entertainment	265,466	362,448	399,493	61,401
Others	—	7,475	21,081	3,240
Cost of revenues (a)	(464,197)	(399,664)	(461,383)	(70,913)

Gross profit	810,475	795,023	926,423	142,389
Operating income and expenses:
Research and development (a)	(235,355)	(174,646)	(151,867)	(23,342)
Selling and marketing (a)	(408,097)	(409,045)	(420,080)	(64,565)
General and administrative (a)	(126,846)	(88,737)	(115,089)	(17,689)
Impairment of goodwill and intangible assets	(539)	—	(38,690)	(5,947)
Other operating income	22,545	9,739	21,307	3,275

Total operating income and expenses	(748,292)	(662,689)	(704,419)	(108,268)
Operating profit	62,183	132,334	222,004	34,121
Other income (expense):
Interest income, net	954	7,380	10,227	1,572
Settlement and changes in fair value of contingent consideration	(3,011)	—	—	—
Foreign exchange gain (loss), net	2,951	(3,867)	(5,943)	(913)
Impairment of investments	(45,863)	(65,461)	(209,565)	(32,210)
Gains (Losses) from equity method investments, net	2,889	(582)	1,921	295
Other income, net	38,648	82,370	1,088,965	167,371

Income before taxes	58,751	152,174	1,107,609	170,236
Income tax benefits (expenses)	9,278	(7,767)	(40,259)	(6,188)

Net income	68,029	144,407	1,067,350	164,048

Less: net income attributable to noncontrolling interests	9,254	4,727	20,264	3,115

Net income attributable to Cheetah Mobile shareholders	58,775	139,680	1,047,086	160,933

Earnings per share
Basic	0.04	0.10	0.74	0.11
Diluted	0.04	0.09	0.73	0.11
Earnings per ADS
Basic	0.42	0.97	7.43	1.14
Diluted	0.41	0.95	7.27	1.12
Weighted average number of shares outstanding
Basic	1,384,035,270	1,396,601,023	1,400,420,814	1,400,420,814
Diluted	1,419,820,902	1,429,237,411	1,432,849,633	1,432,849,633
Weighted average number of ADSs outstanding
Basic	138,403,527	139,660,102	140,042,081	140,042,081
Diluted	141,982,090	142,923,741	143,284,963	143,284,963
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	72,411	(48,572)	(52,267)	(8,033)
Unrealized gains (losses) on available-for-sale securities, net	415	—	(433)	(67)

Other comprehensive income (loss)	72,826	(48,572)	(52,700)	(8,100)

Total comprehensive income	140,855	95,835	1,014,650	155,948
Less: Total comprehensive income attributable to noncontrolling interests	6,941	2,604	18,568	2,854

Total comprehensive income attributable to Cheetah Mobile shareholders	133,914	93,231	996,082	153,094

(a) Share-based compensation expenses
Cost of revenues	824	(63)	(981)	(151)
Research and development	22,716	2,847	4,471	687
Selling and marketing	34	(1,680)	(3,049)	(469)
General and administrative	30,627	20,288	2,933	451

Total	54,201	21,392	3,374	518

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Three Months Ended December 31, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	967,232	399,493	21,081	—	1,387,806	213,302
Operating profit (loss)	326,950	(61,846)	(39,726)	(3,374)	222,004	34,121
Operating margin	33.8%	(15.5)%	(188.4)%		16.0%	16.0%

	For The Three Months Ended September 30, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	824,764	362,448	7,475	—	1,194,687
Operating profit (loss)	260,490	(104,957)	(1,807)	(21,392)	132,334
Operating margin	31.6%	(29.0)%	(24.2)%		11.1%

	For The Three Months Ended December 31, 2016
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	1,009,206	265,466	—	—	1,274,672
Operating profit (loss)	317,463	(201,079)	—	(54,201)	62,183
Operating margin	31.5%	(75.7)%			4.9%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in ‘000, except for per share data and percentage)

	For The Three Months Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues	Non-GAAP Result ($)
Revenues	1,387,806				1,387,806		213,302
Cost of revenues	(461,383)	33.2%	(981)	0.1%	(462,364)	33.3%	(71,064)

Gross profit	926,423	66.8%	(981)	0.1%	925,442	66.7%	142,238
Research and development	(151,867)	10.9%	4,471	0.3%	(147,396)	10.6%	(22,654)
Selling and marketing	(420,080)	30.3%	(3,049)	0.2%	(423,129)	30.5%	(65,034)
General and administrative	(115,089)	8.3%	2,933	0.2%	(112,156)	8.1%	(17,238)
Impairment of goodwill and intangible assets	(38,690)	2.8%	—	0.0%	(38,690)	2.8%	(5,947)
Other operating income	21,307	1.5%	—	0.0%	21,307	1.5%	3,275

Total operating income and expenses	(704,419)	50.8%	4,355	0.3%	(700,064)	50.4%	(107,598)
Operating profit	222,004	16.0%	3,374	0.2%	225,378	16.2%	34,640
Net income attributable to Cheetah Mobile shareholders	1,047,086	75.4%	3,374	0.2%	1,050,460	75.7%	161,453
Diluted earnings per ordinary share (RMB)	0.73		0.00		0.73
Diluted earnings per ADS (RMB)	7.27		0.02		7.29
Diluted earnings per ADS (USD)	1.12		0.00		1.12

	For The Three Months Ended September 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	1,194,687				1,194,687
Cost of revenues	(399,664)	33.5%	(63)	0.0%	(399,727)	33.5%

Gross profit	795,023	66.5%	(63)	0.0%	794,960	66.5%
Research and development	(174,646)	14.6%	2,847	0.2%	(171,799)	14.4%
Selling and marketing	(409,045)	34.2%	(1,680)	0.1%	(410,725)	34.4%
General and administrative	(88,737)	7.4%	20,288	1.7%	(68,449)	5.7%
Impairment of goodwill and intangible assets	—	0.0%	—	0.0%	—	0.0%
Other operating income	9,739	0.8%	—	0.0%	9,739	0.8%

Total operating income and expenses	(662,689)	55.5%	21,455	1.8%	(641,234)	53.7%
Operating profit	132,334	11.1%	21,392	1.8%	153,726	12.9%
Net income attributable to Cheetah Mobile shareholders	139,680	11.7%	21,392	1.8%	161,072	13.5%
Diluted earnings per ordinary share (RMB)	0.09		0.02		0.11
Diluted earnings per ADS (RMB)	0.95		0.15		1.10

	For The Three Months Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	1,274,672				1,274,672
Cost of revenues	(464,197)	36.4%	824	0.1%	(463,373)	36.4%

Gross profit	810,475	63.6%	824	0.1%	811,299	63.6%
Research and development	(235,355)	18.5%	22,716	1.8%	(212,639)	16.7%
Selling and marketing	(408,097)	32.0%	34	0.0%	(408,063)	32.0%
General and administrative	(126,846)	10.0%	30,627	2.4%	(96,219)	7.5%
Impairment of goodwill and intangible assets	(539)	0.0%	—	0.0%	(539)	0.0%
Other operating income	22,545	1.8%	—	0.0%	22,545	1.8%

Total operating income and expenses	(748,292)	58.7%	53,377	4.2%	(694,915)	54.5%
Operating profit	62,183	4.9%	54,201	4.3%	116,384	9.1%
Net income attributable to Cheetah Mobile Shareholders	58,775	4.6%	54,201	4.3%	112,976	8.9%
Diluted earnings per ordinary share (RMB)	0.04		0.04		0.08
Diluted earnings per ADS (RMB)	0.41		0.39		0.80

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Dec-16 RMB	30-Sep-17 RMB	31-Dec-17 RMB	31-Dec-17 USD
PC	241,353	144,377	170,259	26,168
Mobile	1,033,319	1,050,310	1,217,547	187,134

Total	1,274,672	1,194,687	1,387,806	213,302

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Dec-16 RMB	30-Sep-17 RMB	31-Dec-17 RMB	31-Dec-17 USD
Domestic	442,089	394,236	543,974	83,607
Overseas	832,583	800,451	843,832	129,695

Total	1,274,672	1,194,687	1,387,806	213,302

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Dec-16 RMB	30-Sep-17 RMB	31-Dec-17 RMB	31-Dec-17 USD
Net income attributable to Cheetah Mobile shareholders	58,775	139,680	1,047,086	160,933
Add:
Income tax (benefits) expenses	(9,278)	7,767	40,259	6,188
Interest income, net	(954)	(7,380)	(10,227)	(1,572)
Depreciation and amortization	42,196	33,162	30,377	4,669
Net income attributable to noncontrolling interests	9,254	4,727	20,264	3,115
Other non-operating (expense) income, net	4,386	(12,460)	(875,378)	(134,543)
Share-based compensation	54,201	21,392	3,374	518

Adjusted EBITDA	158,580	186,888	255,755	39,308

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	Year Ended December 31
	2016	2017	2017
	RMB	RMB	USD
Revenues	4,564,650	4,974,757	764,606
Utility products and related services	3,870,995	3,439,563	528,651
Mobile entertainment	693,195	1,496,443	229,999
Others	460	38,751	5,956
Cost of revenues (a)	(1,543,817)	(1,780,089)	(273,595)

Gross profit	3,020,833	3,194,668	491,011
Operating income and expenses:
Research and development (a)	(905,854)	(684,863)	(105,262)
Selling and marketing (a)	(1,650,581)	(1,656,505)	(254,600)
General and administrative (a)	(561,834)	(407,410)	(62,618)
Impairment of goodwill and intangible assets	(2,889)	(38,862)	(5,973)
Other operating income	87,877	39,852	6,125

Total operating income and expenses	(3,033,281)	(2,747,788)	(422,328)
Operating (loss) profit	(12,448)	446,880	68,683
Other income (expense):
Interest income, net	7,783	22,603	3,474
Settlement and changes in fair value of contingent consideration	(3,377)	(9,014)	(1,385)
Foreign exchange gain (loss) , net	3,747	(15,224)	(2,340)
Impairment of investments	(141,069)	(275,026)	(42,271)
Losses (Gains) from equity method investments, net	(11,363)	495	76
Other income, net	87,831	1,262,551	194,051

(Loss) Income before taxes	(68,896)	1,433,265	220,288
Income tax benefits (expenses)	12,189	(57,602)	(8,853)

Net (loss) income	(56,707)	1,375,663	211,435

Less: net income attributable to noncontrolling interests	23,818	27,469	4,222

Net (loss) income attributable to Cheetah Mobile shareholders	(80,525)	1,348,194	207,213

(Losses) Earnings per share
Basic	(0.06)	0.96	0.15
Diluted	(0.06)	0.94	0.14
(Losses) Earnings per ADS
Basic	(0.58)	9.57	1.47
Diluted	(0.58)	9.37	1.44
Non-GAAP earnings per ADS
Basic	1.63	10.10	1.55
Diluted	1.59	9.88	1.52
Weighted average number of shares outstanding
Basic	1,387,254,551	1,394,303,326	1,394,303,326
Diluted	1,387,254,551	1,425,154,838	1,425,154,838
Diluted (non-GAAP)	1,423,086,096	1,425,154,838	1,425,154,838
Weighted average number of ADSs used in computation
Basic	138,725,455	139,430,333	139,430,333
Diluted	138,725,455	142,515,484	142,515,484
Diluted (non-GAAP)	142,308,610	142,515,484	142,515,484
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	132,450	(148,304)	-22,794
Unrealized gains (losses) on available-for-sale securities, net	1,241	(433)	(67)
Reclassification adjustments for gains included in net income (loss)	(21,666)	—	—

Other comprehensive income (loss)	112,025	(148,737)	(22,861)

Total comprehensive income	55,318	1,226,926	188,574
Less: Total comprehensive income attributable to noncontrolling interests	26,814	22,671	3,484

Total comprehensive income attributable to Cheetah Mobile shareholders	28,504	1,204,255	185,090

(a) Share-based compensation expenses
Cost of revenues	1,490	762	117
Research and development	148,211	20,691	3,180
Selling and marketing	13,830	39	6
General and administrative	142,618	51,824	7,965

Total	306,149	73,316	11,268

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Year Ended December 31, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	3,439,563	1,496,443	38,751	—	4,974,757	764,606
Operating profit (loss)	979,447	(417,350)	(41,901)	(73,316)	446,880	68,683
Operating margin	28.5%	(27.9)%	(108.1)%		9.0%	9.0%

	For The Year Ended December 31, 2016
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	3,870,995	693,195	460	—	4,564,650
Operating profit (loss)	843,518	(531,989)	(17,828)	(306,149)	(12,448)
Operating margin	21.8%	(76.7)%	(3875.7)%		-0.3%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Year Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues	Non-GAAP Result ($)
Revenues	4,974,757				4,974,757		764,606
Cost of revenues	(1,780,089)	35.8%	762	0.0%	(1,779,327)	35.8%	(273,478)

Gross profit	3,194,668	64.2%	762	0.0%	3,195,430	64.2%	491,128
Research and development	(684,863)	13.8%	20,691	0.4%	(664,172)	13.4%	(102,081)
Selling and marketing	(1,656,505)	33.3%	39	0.0%	(1,656,466)	33.3%	(254,594)
General and administrative	(407,410)	8.2%	51,824	1.0%	(355,586)	7.1%	(54,653)
Impairment of goodwill and intangible assets	(38,862)	0.8%	—	0.0%	(38,862)	0.8%	(5,973)
Other operating income	39,852	0.8%	—	0.0%	39,852	0.8%	6,125

Total operating income and expenses	(2,747,788)	55.2%	72,554	1.5%	(2,675,234)	53.8%	(411,176)
Operating profit	446,880	9.0%	73,316	1.5%	520,196	10.5%	79,953
Net income attributable to Cheetah Mobile shareholders	1,348,194	27.1%	73,316	1.5%	1,421,510	28.6%	218,482
Diluted (losses) earnings per ordinary share (RMB)	0.94		0.05		0.99
Diluted (losses) earnings per ADS (RMB)	9.37		0.51		9.88
Diluted (losses) earnings per ADS (USD)	1.44		0.08		1.52

	For The Year Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	4,564,650				4,564,650
Cost of revenues	(1,543,817)	33.8%	1,490	0.0%	(1,542,327)	33.8%

Gross profit	3,020,833	66.2%	1,490	0.0%	3,022,323	66.2%
Research and development	(905,854)	19.8%	148,211	3.2%	(757,643)	16.6%
Selling and marketing	(1,650,581)	36.2%	13,830	0.3%	(1,636,751)	35.9%
General and administrative	(561,834)	12.3%	142,618	3.1%	(419,216)	9.2%
Impairment of goodwill and intangible assets	(2,889)	0.1%	—	0.0%	(2,889)	0.1%
Other operating income	87,877	1.9%	—	0.0%	87,877	1.9%

Total operating income and expenses	(3,033,281)	66.5%	304,659	6.7%	(2,728,622)	59.8%
Operating (loss) profit	(12,448)	0.3%	306,149	6.7%	293,701	6.4%
Net (loss) income attributable to Cheetah Mobile shareholders	(80,525)	1.8%	306,149	6.7%	225,624	4.9%
Diluted earnings per ordinary share (RMB)	(0.06)		0.22		0.16
Diluted earnings per ADS (RMB)	(0.58)		2.17		1.59

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Year Ended December 31
	31-Dec-16	31-Dec-17	31-Dec-17
	RMB	RMB	USD
PC	1,034,205	659,744	101,400
Mobile	3,530,445	4,315,013	663,206

Total	4,564,650	4,974,757	764,606

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Year Ended December 31
	31-Dec-16	31-Dec-17	31-Dec-17
	RMB	RMB	USD
Domestic	1,817,874	1,639,248	251,947
Overseas	2,746,776	3,335,509	512,659

Total	4,564,650	4,974,757	764,606

CHEETAH MOBILE INC.

Reconciliation from Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Year Ended December 31
	31-Dec-16	31-Dec-17	31-Dec-17
	RMB	RMB	USD
Net (loss) income attributable to Cheetah Mobile shareholders	(80,525)	1,348,194	207,213
Add:
Income tax (benefits) expense	(12,189)	57,602	8,853
Interest income,net	(7,783)	(22,603)	(3,474)
Depreciation and amortization	163,357	136,301	20,949
Net income attributable to noncontrolling interests	23,818	27,469	4,222
Other non-operating expense (income), net	64,231	(963,782)	(148,131)
Share-based compensation	306,149	73,316	11,268

Adjusted EBITDA	457,058	656,497	100,900